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                             VCampus Corporation
                 Prospectus Supplement Dated January 13, 2000
                   (To Prospectus Dated November 18, 1999)

      The following paragraphs are hereby added to the disclosure under the heading "Prospectus Summary - Our Company" as the penultimate paragraph on page 4 of the prospectus:

      On January 13, 2000, the Company issued a press release substantially as follows:

January 13, 2000, McLean, Va.--VCampus Corporation, a leading applications service provider of web-based training, today announced that Mastech Corporation, through its eVentures business unit, has made a strategic investment in VCampus. Mastech Corporation (NASDAQ: MAST) , a leader in providing e-business and information technology services worldwide to customers such as GE, Sprint and Sony. Mastech and VCampus also intend to form a strategic partnership through which Mastech will promote VCampus as a platform for hosting corporate virtual campuses to its 1000 global customers. Mastech operates facilities worldwide and employs over 5000 professionals.

Mastech purchased approximately 1.136 million VCampus common shares directly from the company at a 20% premium over the average closing price for a 15-day trailing period. The price was fixed at $3.62 on January 3, 2000, the date on which both companies reached an agreement in principle. In addition, VCampus granted Mastech warrants to purchase an additional 450,000 shares of VCampus Common Stock during the next twelve months at exercise prices between $4.34 and $6.125 per share depending on the market price of the stock on the exercise date.

Nat Kannan, Chairman and CEO of VCampus Corporation, commented, "Mastech is a major global player in e-Business and has targeted e-Learning as a strategic growth area. We are delighted that they have selected VCampus and our full service approach to providing Enterprise-wide learning to major corporations. Mastech's endorsement and partnership offers to accelerate our growth into global corporate customers. We believe this is a major milestone for us and solves a huge marketing obstacle. Mastech will help us offer the VCampus Enterprise Class solution to all of their 1000 customers. We expect this will reduce our sales lead time and allow us to grow more rapidly."

Mr. Kannan added, "Basically, the traditional ERP implementations at major corporations have not adequately addressed the e-learning needs of employees, customers, and suppliers. VCampus has one of the most tested and proven solutions for this market. Now with Mastech as a partner, we can go after this market aggressively. Also, Mastech has an experienced professional staff to support VCampus as we bid on large enterprise-level virtual campus implementation projects."

"This agreement boosts our marketing and financial capabilities. The investment helps us provide the capital to improve our balance sheet and expand to further our goal of establishing VCampus as the clear business leader of distance learning." Kannan also said the partnership leverages the strengths of both companies. "For Mastech, VCampus provides a hosting platform for their

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corporate network solutions; for VCampus, Mastech offers access to large corporations and global institutions." Kannan continued, "This deal is a company maker."

Founded in 1986, Mastech is a worldwide provider of IT services and solutions to large and medium-sized companies and employs highly skilled IT professionals. "Rapidly changing technologies and skills call for professional training programs hosted and delivered online," continued Kannan. "VCampus is now poised to meet the growing demands of this market and to expand our course offerings over the next few months."

According to Ajmal Noorani, Vice President of Mastech eVentures, web-based education is fast becoming the preferred learning environment in the new economy, as traditional methods require too much time and money.

"eLearning is a highly-functional and efficient offering in the Internet age," Noorani said. "We recognize its benefits and are pleased to be able to now offer our global clients a complete solution from VCampus for their organizational training needs. Mastech has been a forerunner of web-based learning for our employees--through Mastech Virtual University--and it has enabled us to offer training to employees around the world at a fraction of the cost of traditional methods.

Noorani added that the VCampus approach--from course development to course delivery and administration, all hosted offsite--is a true horizontal ASP (Application Service Provider) model.

About Mastech Corporation

Mastech Corporation (NASDAQ:MAST) is a worldwide provider of high value information technology services including eBusiness solutions, enterprise solutions implementation, applications development, applications management, and software modernization services, on a time and materials and/or a fixed time/fixed price basis, with offshore delivery options. With a staff of over 5,500 employees, Mastech delivers its services to more than 900 clients through 36 offices in North America, Europe, Asia, Australia and Africa. For more information, email info@mastech.com